SEC FILE NUMBER
001-10762
CUSIP NUMBER
41754V103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Harvest Natural Resources, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1177 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Houston, Texas 77077

City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reference is made to the Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Form 10-Q”) that was filed by Harvest Natural Resources, Inc. (the “Company”) with the Securities and Exchange Commission on November 9, 2016. Due to an inadvertent, technical error, Exhibit 32.2 was filed in place of the Form 10-Q itself on November 9, 2016. On November 10, 2016, the Company filed Amendment No. 1 to the Form 10-Q, which provides a complete, replacement Form 10-Q and updated Exhibits 31.1., 31.2, 32.1 and 32.2.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen C. Haynes	281	899-5700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Amendment No. 1 to the Form 10-Q, which was filed with the Securities and Exchange Commission on November 10, 2016.

Harvest Natural Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2016	By:	/s/Stephen C. Haynes
Stephen C. Haynes
Vice President – Finance, Chief Financial Officer and Treasurer